Exhibit 4.1

PROMISSORY NOTE

December 31, 2008	$442,502.75

FOR VALUE RECEIVED, ICC Worldwide, Inc. (the “Maker” or “Company”), a Delaware corporation having its principal mailing address at 3334 E. Coast Highway #424, Corona del Mar, California 92625, hereby promises pay  to the order of Nutmeg MiniFund, LLLP (“Nutmeg” or “Payee”), having an address at 155 Revere Drive, Suite 10, Northbrook, Illinois 60062, or at such other place as Payee shall hereafter designate in writing to Maker, the principal amount of Four Hundred and Forty-Two Thousand and Five Hundred and Two dollars and seventy-five cents ($442,502.75) and further agrees as follows.

1. Interest Rate. The outstanding principal balance of this Note shall bear interest at a rate of 5% per annum payable on the last day of each calendar quarter.

2.  Interest and Principal Payments.  Payments of interest and principal shall be made at the end of the respective calendar quarter as set forth in Exhibit A.

3.  Pre-Payment Option: Maker may at any time and from time to time, prepay part or all of this Note without premium or penalty. All payments of this Note shall be first applied to interest and then to principal.

4.  Security.  This Note is unsecured and, in the event of the bankruptcy or liquidation of Maker,  is pari passu as to payments of principal and interest to any unsecured promissory notes of Maker to The Adamas Fund, LLLP, The Stealth Fund, LLLP and the Karyn M. Blaise Irrevocable Trust.

5.  Events of Default.  For purposes of this Note, an “Event of Default” shall have occurred hereunder if:

A.  Maker shall fail to pay within 10 days after written notice from Payee that such payment is due for any payment of principal, interest, fees, costs, expenses or any other sum payable to Payee hereunder or otherwise;

B.  Maker shall default in the performance of any other agreement or covenant contained herein, and such default shall continue uncured for twenty (20) days after notice thereof to Maker given by Payee, or if Maker shall default in the performance of any of its material obligations under any other agreement or instrument under which Maker is obligated to make payments to a third party in excess of $10,000;

C.  Maker: becomes insolvent, files for voluntary bankruptcy or the filing of an involuntary bankruptcy petition against the Maker which is not discharged or stayed within 60 days or generally fails to pay its debts as such debts become due.

5.  Consequences of Default.  Upon the occurrence of an Event of Default and at any time thereafter, the entire unpaid principal balance of this Note, together with interest accrued thereon and with all other sums due or owed by Maker hereunder, shall become immediately due and payable.  In addition, the principal balance and all past-due interest shall thereafter bear interest at the rate of 15% per annum.

6.  Remedies.  The remedies of Payee provided herein or otherwise available to Payee at law or in equity shall be cumulative and concurrent, and may be pursued singly, successively and together at the sole discretion of Payee, and may be exercised as often as occasion therefore shall occur; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release of the same.

7.  Notice.  All notices required to be given to any of the parties hereunder shall be in writing and shall he deemed to have been sufficiently given for all purposes when presented personally to such party or sent by certified or registered mail, return receipt requested, to such party at its address set forth below:

If to the Maker:	ICC WORLDWIDE, INC.
3334 E. Coast Hwy #424
Corona del Mar, CA 92625

If to the Payee:	Randall S. Goulding
Nutmeg MiniFund, LLLP
155 Revere Drive, Suite 10
Northbrook, IL 60062

Such notice shall be deemed to be given when received if delivered personally or five (5) business days after the date mailed.  Any notice mailed shall be sent by certified or registered mail.  Any notice of any change in such address shall also be given in the manner set forth above.  Whenever the giving of notice is required, the giving of such notice may be waived in writing by the party entitled to receive such notice.

8.  Severability.  In the event that any provision of this Note is held to be invalid, illegal or unenforceable in any respect or to any extent, such provision shall nevertheless remain valid, legal and enforceable in all such other respects and to such extent as may be permissible.  Any such invalidity, illegality or unenforceability shall not affect any other provisions of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

9.  Successors and Assigns.  This Note inures to the benefit of the Payee and binds the Maker, and its respective successors and assigns, and the words “Payee” and “Maker” whenever occurring herein shall be deemed and construed to include such respective successors and assigns.

10.  Entire Agreement.  This Note embodies the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether express or implied, oral and written.

11.  Modification of Note.  This Note may not be modified, altered or amended, except by an agreement in writing signed by both the Maker and the Payee.

12.  Governing Law.  This instrument shall be construed according to and governed by the laws of the State of California.

13.  Consent to Jurisdiction and Service of Process.  Maker irrevocably appoints each and every officer of Maker as its attorney upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of or in connection with this Note; and Maker hereby consents that any action or proceeding against it be commenced and maintained in any court within the State of California by service of process on any such, officer; and Maker agrees that the courts of Orange County in the State of California shall have jurisdiction with respect to the subject matter hereof and the person of Maker. Notwithstanding the foregoing, Payee, in its absolute discretion may also initiate proceedings in the courts of any other jurisdiction in which Maker may be found or in which any of its properties may be located.

IN WITNESS WHEREOF, Maker has duly executed this Note on December 31, 2008.

ICC WORLDWIDE, INC.

/s/ Richard K Lauer
Richard K. Lauer
President & CEO

	Exhibit A

Quarter
Ending	Interest	Principal

3/31/2009	No payment due; interest to accrue	$0.00
6/30/2009	No payment due; interest to accrue	$0.00
9/30/2009	All accrued interest due	$0.00
12/31/2009	All accrued interest due	$0.00
3/31/2010	All accrued interest due	$0.00
6/30/2010	All accrued interest due	$0.00
9/30/2010	All accrued interest due	$0.00
12/31/2010	All accrued interest due	$25,000.00
3/31/2011	All accrued interest due	$25,000.00
6/30/2011	All accrued interest due	$25,000.00
9/30/2011	All accrued interest due	$25,000.00
12/31/2011	All accrued interest due	$27,500.00
3/31/2012	All accrued interest due	$27,500.00
6/30/2012	All accrued interest due	$27,500.00
9/30/2012	All accrued interest due	$27,500.00
12/31/2012	All accrued interest due	$30,000.00
3/31/2013	All accrued interest due	$30,000.00
6/30/2013	All accrued interest due	$30,000.00
9/30/2013	All accrued interest due	$30,000.00
12/31/2013	All accrued interest due	$32,500.00
3/31/2014	All accrued interest due	$32,500.00
6/30/2014	All accrued interest due	$32,500.00
9/30/2014	All accrued interest due	$15,002.75
		$442,502.75